Filed Pursuant to Rule 424(b)(3) and Rule 424(c)

Registration No. 333-150326

December 21, 2011

PROSPECTUS SUPPLEMENT NO. 54

2,333,332 SHARES OF COMMON STOCK

AGENUS INC.

This prospectus supplement amends the prospectus dated March 16, 2009 (as supplemented on April 15, 2009, April 17, 2009, April 22, 2009, April 27, 2009, May 4, 2009, May 11, 2009, May 27, 2009, June 4, 2009, June 8, 2009, June 9, 2009, June 11, 2009, June 15, 2009, July 7, 2009, July 15, 2009, August 3, 2009, August 5, 2009, September 11, 2009, September 18, 2009, November 12, 2009, January 5, 2010, March 1, 2010, March 25, 2010, April 26, 2010, May 11, 2010, May 18, 2010, July 23, 2010, August 9, 2010, August 25, 2010, November 3, 2010, November 10, 2010, December 30, 2010, January 7, 2011, January 14, 2011, January 28, 2011, March 1, 2011, March 8, 2011, March 18, 2011, April 18, 2011, May 5, 2011, May 9, 2011, June 8, 2011, June 17, 2011, August 8, 2011, August 16, 2011, September 7, 2011, September 27, 2011, September 30, 2011, October 11, 2011, October 20, 2011, November 7, 2011, November 17, 2011, and December 12, 2011) to allow certain stockholders or their pledgees, donees, transferees, or other successors in interest (the “Selling Stockholders”), to sell, from time to time, up to 1,166,666 shares of our common stock, which they have acquired in a private placement in the United States, and up to 1,166,666 shares of our common stock issuable upon the exercise of warrants which are held by the Selling Stockholders named in the prospectus.

We would not receive any proceeds from any such sale of these shares. To the extent any of the warrants are exercised for cash, if at all, we will receive the exercise price for those warrants.

This prospectus supplement is being filed to include the information set forth in the Current Report on Form 8-K filed on December 19, 2011, which is set forth below. This prospectus supplement should be read in conjunction with the prospectus dated March 16, 2009, Prospectus Supplement No. 1 dated April 15, 2009, Prospectus Supplement No. 2 dated April 17, 2009, Prospectus Supplement No. 3 dated April 22, 2009, Prospectus Supplement No. 4 dated April 27, 2009, Prospectus Supplement No. 5 dated May 4, 2009, Prospectus Supplement No. 6 dated May 11, 2009, Prospectus Supplement No. 7 dated May 27, 2009, Prospectus Supplement No. 8 dated June 4, 2009, Prospectus Supplement No. 9 dated June 8, 2009, Prospectus Supplement No. 10 dated June 9, 2009, Prospectus Supplement No. 11 dated June 11, 2009, Prospectus Supplement No. 12 dated June 15, 2009, Prospectus Supplement No. 13 dated July 7, 2009, Prospectus Supplement No. 14 dated July 15, 2009, Prospectus Supplement No. 15 dated August 3, 2009, Prospectus Supplement No. 16 dated August 5, 2009, Prospectus Supplement No. 17 dated September 11, 2009, Prospectus Supplement No. 18 dated September 18, 2009, Prospectus Supplement No. 19 dated November 12, 2009, Prospectus Supplement No, 20 dated January 5, 2010, Prospectus Supplement No. 21 dated March 1, 2010, Prospectus Supplement No. 23 dated March 25, 2010, Prospectus Supplement No. 24 dated April 26, 2010, Prospectus Supplement No. 25 dated May 11, 2010, Prospectus Supplement No. 26 dated May 18, 2010, Prospectus Supplement No. 27 dated July 23, 2010, Prospectus Supplement No. 28 dated August 9, 2010, Prospectus Supplement No. 29 dated August 25, 2010, Prospectus Supplement No. 30 dated November 3, 2010, Prospectus Supplement No. 31 dated November 10, 2010, Prospectus Supplement No. 32 dated December 30, 2010, Prospectus Supplement No. 33 dated January 7, 2011, Prospectus Supplement No. 34 dated January 14, 2011, Prospectus Supplement No. 35 dated January 28, 2011, Prospectus Supplement No. 36 dated March 1, 2011, Prospectus Supplement No. 37 dated March 8, 2011, Prospectus Supplement No. 38 dated March 18, 2011, Prospectus Supplement No. 39 dated April 18, 2011, Prospectus Supplement No. 40 dated May 5, 2011, Prospectus Supplement No. 41 dated May 9, 2011, Prospectus Supplement No. 42 dated June 8, 2011, Prospectus Supplement No. 43 dated June 17, 2011, Prospectus Supplement No. 44 dated August 8, 2011, Prospectus Supplement No. 45 dated August 16, 2011, Prospectus Supplement No. 46 dated September 7, 2011, Prospectus Supplement No. 47 dated September 27, 2011, Prospectus Supplement No. 48 dated September 30, 2011, Prospectus Supplement No. 49 dated October 11, 2011, Prospectus Supplement No. 50 dated October 20, 2011, Prospectus Supplement No. 51 dated November 7, 2011, Prospectus Supplement No. 52 dated November 17, 2011, and Prospectus Supplement No. 53 dated December 12, 2011, which are to be delivered with this prospectus supplement.

Our common stock is quoted on The NASDAQ Capital Market (“NASDAQ”) under the ticker symbol “AGEN.” On December 19, 2011, the last reported closing price per share of our common stock was $2.19 per share.

Investing in our securities involves a high degree of risk. Before investing in any of our securities, you should read the discussion of material risks in investing in our common stock. See “Risk Factors” on page 1 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS SUPPLEMENT NO. 54 IS DECEMBER 21, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

December 16, 2011

Date of Report (Date of earliest event reported)

AGENUS INC.

(Exact name of registrant as specified in its charter)

DELAWARE	000-29089	06-1562417
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3 Forbes Road Lexington, MA		02421
(Address of principal executive offices)		(Zip Code)

781-674-4400

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

On December 19, 2011. Agenus Inc. and NewVac LLC (a subsidiary of ChemRar High Tech Center and resident of the Skolkovo Innovation Center in Russia), a company focused on the development of innovative technology for cancer immunotherapy, announced that they have entered into a license, development and manufacturing technology transfer agreement for Agenus’ Oncophage® (HSPPC-96 ; vitespen) vaccine dated December 16, 2011. Oncophage is approved in Russia for the treatment of renal cell carcinoma (“RCC”; kidney cancer) in patients at intermediate risk of recurrence.

Under the agreement, Agenus has granted NewVac an exclusive license to manufacture, market and sell Oncophage as well as pursue a development program of Oncophage in combination with NewVac’s co-adjuvant technology in the Russian Federation and CIS countries. Agenus is entitled to receive a transfer price and/or royalties upon Oncophage product sales, and potential milestone payments.

The full text of the press release issued in connection with the announcement is being filed as Exhibit 99.1 to this current report on Form 8-K.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

The following exhibit is furnished herewith:

99.1	Press Release dated December 19, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AGENUS INC.

Date: December 19, 2011	By:	/s/ Shalini Sharp
Shalini Sharp
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press Release dated December 19, 2011

EXHIBIT 99.1

Agenus and ChemRar Enter into Agreement in the Area of Personalized Cancer Vaccines

Agreement covers the launch of the Oncophage® Vaccine, approved in Russia

Lexington, MA and Moscow, Russia, December 19, 2011 - Agenus Inc. (Nasdaq: AGEN), a biotechnology company working to develop treatments for cancers and infectious diseases, and NewVac LLC (a subsidiary of ChemRar High Tech Center and resident of the Skolkovo Innovation Center in Russia), a company focused on the development of innovative technology for cancer immunotherapy, announced today that they have entered into a license, development and manufacturing technology transfer agreement for Agenus’ Oncophage® (HSPPC-96 ; vitespen) vaccine. Oncophage is approved in Russia for the treatment of renal cell carcinoma (“RCC”; kidney cancer) in patients at intermediate risk of recurrence.

Under the agreement, Agenus has granted NewVac an exclusive license to manufacture, market and sell Oncophage as well as pursue a development program of Oncophage in combination with NewVac’s co-adjuvant technology in the Russian Federation and CIS countries. Agenus is entitled to receive a transfer price and/or royalties upon Oncophage product sales, and potential milestone payments.

“We are very excited to work with NewVac as an innovative scientific partner that is ready to both establish an Oncophage manufacturing facility in Russia and to commercialize this unique personalized cancer vaccine. In addition, the planned development efforts for Oncophage in combination with NewVac’s co-adjuvant will provide us with an opportunity to explore how Oncophage can contribute even more to patient care.” said Garo H. Armen, Ph.D., Chairman and CEO of Agenus Inc. “This agreement brings us a step closer to making this product available to patients and driving further innovation in the cancer immunotherapy field.”

Nikolay Savchuk, Chairman of the Board of NewVac noted: “Our goal is to create an innovative world-class biomedical platform for the treatment of oncologic diseases based on immunotherapeutic approaches in Russia. We analyzed all available types of cancer immunotherapies from the Russian and global markets and selected the Agenus technology to advance our development programs. NewVac is planning clinical studies of a new co-adjuvant to be used in combination with immunotherapeutic tumor vaccines. We are honored to commit our research platform to such a noble cause and we plan to conduct clinical studies in combination with Oncophage in Russia in 2012. We are glad that Agenus’ R&D team, who developed this breakthrough technology, is so committed to this collaboration. NewVac plans to establish GMP manufacturing for Oncophage in Russia, making it more easily accessible to Russian patients.”

The NewVac project was launched under the auspices of Skolkovo. The Skolkovo innovation center is a high technology business area that will host five scientific communities that carry top priority for Russia — energy, information technology, telecommunications, biomedicine and nuclear technologies. Skolkovo’s status makes it possible to invite top research centers to collaborate with the Russian scientific community and innovative businesses in order to integrate the most recent advances in molecular biology, immunology and pharmaceutics under the aegis of the Russian company.

About Renal Cell Carcinoma, a Deadly Disease Upon Recurrence

Renal cell carcinoma is the most common type of kidney cancer accounting for almost 90 percent of all kidney tumors. By the time RCC is diagnosed, about one third of patients will have developed metastatic disease. In addition, RCC recurs in 20-40% of patients with localized tumors.

The most recent data published by the International Agency for Research on Cancer estimated that there were approximately 16,329 new cases of kidney cancer in Russia in 2004, and about 10,872 people died from the disease. Despite earlier detection, patients with locally advanced disease face a poor prognosis, with a 5-year survival rate of approximately 50 percent due to tumor recurrence. Currently, no approved therapies exist in the EU for use in localized disease.

About Oncophage

In April 2008, Oncophage was approved in Russia for the adjuvant treatment of kidney cancer patients at intermediate risk for disease recurrence. Derived from each individual’s tumor, Oncophage contains the ‘antigenic fingerprint’ of the patient’s particular cancer and is designed to reprogram the body’s immune system to target only cancer cells bearing this fingerprint. Oncophage is intended to leave healthy tissue unaffected and limit the debilitating side effects typically associated with traditional cancer treatments such as chemotherapy and radiation therapy.

Nearly 800 patients in clinical trials throughout Russia, North America and Europe have been treated with Oncophage produced in Agenus’ facility located in Lexington, Massachusetts. Studies with Oncophage have demonstrated efficacy signals in multiple cancers, including melanoma, glioma, colorectal, pancreatic, renal cell carcinoma, gastric cancer and non-Hodgkins lymphoma.

Oncophage has been studied in Phase 3 clinical trials for the treatment of kidney cancer and metastatic melanoma and is currently being investigated in a Phase 2 trial in recurrent and newly diagnosed glioma. In April 2009, the World Vaccine Congress named Oncophage as the best therapeutic vaccine. Oncophage is approved for sale in Russia for the adjuvant treatment of kidney cancer patients at intermediate-risk for disease recurrence.

About Agenus

Agenus Inc. is a biotechnology company working to develop treatments for cancers and infectious diseases. The company is focused on immunotherapeutic products based on strong platform technologies with multiple product candidates advancing through the clinic, including several product candidates that have advanced into late-stage clinical trials through corporate partners. Between Agenus and its partners, 18 programs are in clinical development. For more information, please visit www.agenusbio.com.

Contact:

Media and Investors:

Jonae R. Barnes

Vice President

Investor Relations &

Corporate Communications

617-818-2985

About NewVac LLC

NewVac LLC is a subsidiary of ChemRar High Tech Center, the top Russian non-governmental research and development center for life sciences. NewVac’s major objective is integration of pre-clinical and clinical findings in order to design effective business models for commercialization of knowledge obtained both in Russia and abroad.

In December 2010, NewVac LLC became one of the first resident companies of the Skolkovo Innovation Center, in the Moscow Region. The vision of the Skolkovo Innovation Center is to become the principal Russian center for integrated economic and technological innovation. In the specially designated Skolkovo Center territory, streamlined conditions will be created for innovative R&D within the strategic sectors of alternative energy, energy efficiency, nuclear, space, biomedical and computer sciences.

NewVac LLC

141400, Russia, Moscow region

Khimki, Rabochaya Street, 2-a/1

Tel: +7 (495) 925 3074

Fax: +7 (495) 626 9780

E-mail: sb@newvac.ru

www.newvac.ru

Forward-Looking Statement

This press release contains forward-looking statements, including statements regarding development and commercialization activities of Agenus and its licensee, NewVac, and the potential benefits to the company and cancer patients from such activities. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, among others, the factors described under the Risk Factors section of our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the period ended September 30, 2011. Agenus cautions investors not to place considerable reliance on the forward-looking statements contained in this release. These statements speak only as of the date of this document, and Agenus undertakes no obligation to update or revise the statements. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. Agenus’ business is subject to substantial risks and uncertainties, including those identified above. When evaluating Agenus’ business and securities, investors should give careful consideration to these risks and uncertainties.

Oncophage is a registered trademark of Agenus Inc. and its subsidiaries.

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